

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2018

James R. Sapirstein
Chief Executive Officer
ContraVir Pharmaceuticals, Inc.
399 Thornall Street, First Floor
Edison, NJ 08837

> **Re: ContraVir Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 18, 2018**
> **File No. 333-225041**

Dear Mr. Sapirstein:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Information Incorporated by Reference, page 60

1. Please incorporate by reference your Current Reports on Form 8-K filed on August 3, 2017 and September 11, 2017 or provide us your analysis explaining why incorporating these two filings is not required. Refer to Item 12(a)(2) of Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate

James R. Sapirstein
ContraVir Pharmaceuticals, Inc.
May 25, 2018
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

     Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.

                        Division of Corporation Finance
                        Office of Healthcare & Insurance

cc: Jeffrey J. Fessler, Esq.